AB 2/28/06

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

06003480

SECU[...]SSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Candlewood Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10-1/2 E. Washington Street
(No. and Street)

Cleveland (City) OH (State) 44022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Vogelgesang (440) 247-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saltz, Shamis & Goldfarb, Inc.
(Name – *if individual, state last, first, middle name*)

32125 Solon Road, Suite 200 (Address) Solon (City) OH (State) 44139 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Vogelgesang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Candlewood Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH LIPSTREU
Notary Public, State of Ohio
My commission expires 10-28-07

Signature

Executive Vice President and Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANDLEWOOD SECURITIES LLC

TABLE OF CONTENTS

Saltz Shamis & Goldfarb

Certified Public Accountants

a division of SS&G Financial Services

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

Independent Auditors' Report

To the Members
Candlewood Securities LLC

We have audited the accompanying statements of financial condition of Candlewood Securities LLC as of December 31, 2005 and 2004, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Candlewood Securities LLC at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Saltz, Shamis + Goldfarb, Inc

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
January 25, 2006

CANDLEWOOD SECURITIES LLC

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31,	
	2005	2004
ASSETS		
Cash	$ **18,136**	$ 31,544
Prepaid expense	**5,144**	320
TOTAL ASSETS	$ **23,280**	$ 31,864
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ **620**	$ -
TOTAL LIABILITIES	**620**	-
MEMBERS' EQUITY	**22,660**	31,864
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ **23,280**	$ 31,864

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENTS OF INCOME (LOSS)

	FOR THE YEARS ENDED DECEMBER 31,	
	2005	2004
REVENUES	$ -	$ -
OPERATING EXPENSES	**9,204**	20,693
NET LOSS	**$ (9,204)**	$ (20,693)

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Balance, January 1, 2004	$	12,057
Contributions		40,500
Net Loss		(20,693)
Balance, December 31, 2004		31,864
Contributions		-
Net Loss		(9,204)
Balance, December 31, 2005	$	22,660

See accompanying notes to financial statements.

CANDLEWOOD SECURITIES LLC

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	**$ (9,204)**	$ (20,693)
Adjustments to reconcile net loss to net cash used in operations		
(Increase) decrease in:		
Prepaid expense	**(4,824)**	115
Increase (decrease) in:		
Accounts payable	**620**	(650)
NET CASH USED IN OPERATING ACTIVITIES	**(13,408)**	(21,228)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions	**-**	40,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	**-**	40,500
NET (DECREASE) INCREASE IN CASH	**(13,408)**	19,272
CASH, beginning of year	**31,544**	12,272
CASH, end of year	**$ 18,136**	$ 31,544

See accompanying notes to financial statements.

NOTE A - Summary of significant accounting policies

Business activity
Candlewood Securities LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its members possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by agreement of the members.

As a member of the National Association of Securities Dealers, Inc. (NASD), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $5,000, pursuant to the SEC's Uniform Net Capital rule 15c3-1. The Company's net capital balance was $17,516 and $31,544 at December 31, 2005 and 2004, respectively. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 0 to 1 at December 31, 2005 and 2004.

Basis of accounting
The Company prepares its financial statements on the accrual basis of accounting according to generally accepted accounting principles.

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - Related party

Candlewood Partners, Inc. and Candlewood Partners, LLC are related parties by common ownership. The Company has a services agreement with both related parties. During 2005 and 2004, there were no transactions relating to the services agreement.

Saltz Shamis & Goldfarb

Certified Public Accountants

a division of

SS&G Financial Services

Cleveland Office

32125 Solon Road

Suite 200

Cleveland, Ohio 44139

(440) 248-8787

fax (440) 248-0841

www.SSandG.com

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Candlewood Securities LLC

We have audited the accompanying financial statements of Candlewood Securities LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated Janaury 25, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Saltz, Shamis & Goldfarb Inc

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
Janaury 25, 2006

CANDLEWOOD SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

NET CAPITAL

Total members' equity from statement of financial condition	$	22,660
Deductions and/or charges		
Nonallowable assets: Prepaid expense		5,144
Net capital before haircuts on security positions		17,516
Haircuts on securities		-
NET CAPITAL	$	17,516

AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	620

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of Total Aggregate Indebtedness)	$	41
Minimum dollar required net capital	$	5,000
Net capital requirement	$	5,000
EXCESS NET CAPITAL	$	12,516
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0 to 1.0
EXCESS CAPITAL AT 1000%	$	17,454

Reconciliation with Company's computation of net capital as presented in Part II of Form X-17A-5 as of December 31, 2005:

Net Capital as reported in Company's Part II (unaudited) FOCUS report	$	17,710
Audit adjustments - to record additional liabilities		(620)
Audit adjustments - other		426
Net Capital as reported above	$	17,516

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3 under Section (k)(2)(i) of the rule.

Saltz Shamis & Goldfarb

Certified Public Accountants

a division of SS&G *Financial Services*

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

Supplemental Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Candlewood Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Candlewood Securities LLC, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saltz, Shamis & Goldfarb Inc

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
January 25, 2006

CANDLEWOOD SECURITIES LLC

FINANCIAL
STATEMENTS AND
SUPPLEMENTAL INFORMATION
(With Independent Auditors' Report)

FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period from January 1, 2005 to December 31, 2005

Candlewood Securities LLC
(Name of Respondent)

10 ½ E. Washington Street
Cleveland, Ohio 44022
(Address of Principal Executive Office)

Mr. William Vogelgesang
Candlewood Securities LLC
10 ½ E. Washington Street
Cleveland, Ohio 44022
(440) 247-2800
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)